Filed by JDN Realty Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: JDN Realty Corporation
Registration Statement No. 333-100889

This filing relates to the following material made available at the Annual Convention of the National Association of Real Estate Investment Trusts and on the website of Developers Diversified Realty Corporation.

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NAREIT Investor Presentation November 2002

Certain statements contained herein that are not historical in nature or that concern future earnings results or estimates or that reflect expectations or beliefs are forward-looking statements. Although we believe that such statements are based upon reasonable assumptions, you should understand that those statements are subject to risk and uncertainties and that actual results may differ materially from the forward-looking statements. Additional information about such factors and uncertainties that could cause actual results to differ may be found in the management's discussion and analysis portion of our Form 10-K for the year ended December 31st, 2001 and filed with the SEC. Safe Harbor Statement

Section Page I. Corporate Overview and Financial Performance 4 II. Retail Industry Overview 15 III. Portfolio Overview 26 IV. Development Overview 32 V. DDR/JDN Merger Overview 38 Table of Contents

Corporate Overview and Financial Performance Section I

DDR's Mission Statement The leading owner, developer and manager of market- dominant community shopping centers . . . . . . provides the very best environments for the nation's most successful retailers . . . where retailers can offer the most convenient shopping experience for their customers at an affordable cost.

Strengthens leasing relationships with leading retailers and maximizes operating efficiency. National Presence (1) Less than 500,000 SF 500,000 - 1.0 MSF +1.0 - 2.0 MSF +2.0 MSF GLA under Management by State 60.2 MSF / 43 States 2.6 msf (4.4%) 3.9 msf (6.5%) 2.7 msf (4.5%) 5.5 msf (9.1%) 2.5 msf (4.1%) 8.2 msf (13.7%) 2.1 msf (3.4%) 2.3 msf (3.7%) (1) Includes tenants in Service Merchandise portfolio. 2.9 msf (4.9%) 2.1 msf (3.5%) 3.1 msf (5.2%)

National Presence 9. New York, NY - Coventry Real Estate 10. Dallas, TX - Leasing 11. Durham, NC - Operations 12. Tampa, FL - Operations 13. Tampa, FL - Leasing 14. Orlando, FL - Leasing Development Leasing Operations Leasing & Operations Leasing, Development & Operations Coventry Real Estate Partners 1 2 4 5 6 7 9 10 11 13 12 3 8 14 DDR's Regional Offices 1. Long Beach, CA - Development 2. Sherman Oaks, CA -Leasing /Operations 3. Salt Lake City, UT - Leasing /Develop. /Operations 4. Denver, CO - Leasing 5. Minneapolis, MN - Operations 6. St. Louis, MO - Leasing /Operations 7. Atlanta, GA - Leasing 8. Cleveland, OH - Corporate Headquarters

DDR Business Plan Focus on the ownership and management of high-quality market-dominant community shopping centers Cultivate premier relationships with the nation's leading retailers Proactively replace underperforming tenants at significantly higher rents Maximize revenue generation from existing centers Expansion and redevelopment Ancillary income sources

Recycle capital at positive spreads Opportunistic acquisitions Development of infill sites in major markets Engineer innovative JV structures with institutional capital partners Additional equity source Maximize returns on invested equity DDR Business Plan

Historical Stock Price 3Q02 ($22.01 2x1 Stock Split August 1998 Stock Price Doubles IPO Price

0 2 4 6 8 10 12 14 16 4Q93 4Q94 4Q95 4Q96 4Q97 4Q98 4Q99 4Q00 4Q01 Historical Price/FFO Multiple DDR Avg. Multiple = 10.1 3Q02 ($22.01)

Consistent FFO and Dividend Growth(1) Based on estimates for 2002, FFO will have increased 155% and dividends will have increased 90% since IPO. Common share dividend payout ratio has gone from 82% in 1993 to 62.5% in 2001. Retained cash flow, which was used for reinvestment and debt repayment, was over $40 million in 2001. (1) Adjusted to reflect a 2:1 stock split in 1998. (2) Based on current First Call consensus estimates. FFO (diluted) / Share Dividends / Share $2.50(2) $1.52 (Estimated)

Internal Growth: Leasing Spreads New Leases Renewals Weighted Average 23% Avg. Increase on New Leases 9% Avg. Increase on Renewals

Internal Growth: Releasing & Contractual Rent Steps Lease Revenues Expiring Lease Revenues Subject to Steps Average Contractual Rent Step 7.6% Average Rent Spread on Releasing 12.0%-16.5% Lease Revenues (Millions)

Retail Industry Overview Section II

Shifts in Consumer Preferences From traditional department stores to discount department stores From enclosed mall anchors and specialty tenants to community shopping center discounters From neighborhood groceries to supercenters DDR is well positioned to benefit from long-term trends in the retail industry:

Shift to Discount Department Stores Discount department stores capture market share at the expense of traditional department stores Source: U.S. Census, Property & Portfolio Research. Percent of General Merchandise Sales

Retail Market Cap Analysis (in Billions, as of 10/02) $8.65 $6.89 $6.14 $5.23 $1.49 $2.70 Sears May Co. Federated JC Penney Nordstroms Saks Traditional Dept. Store Total: $31.10 Billion Discount Dept. Store & Home Improvement Total: $395.21 Billion Wal*Mart's market cap alone is more than seven times larger than that of the entire traditional department store sector

Community Ctr Retailers 5.9% Mall Anchors -2.2% Mall Specialty Retailers -4.7% Community Ctr - Discount Dep Stores 5.5% Power Ctr - Hard Goods/Big Box Retailers 5.1% Source: Merrill Lynch "Same Store Sales Monitor" Shift to Community Centers Retailers' Same Store Sales 0% 5% 10% 15% (15%) (10%) (5%)

Shift to Grocery Supercenters Traditional grocery stores' market share has dropped from 85% in 1992 to 46% in 2000 Supercenters represented nearly 25% of U.S. grocery sales in 2000; Wal*Mart alone accounted for 13% of sales Wal*Mart's grocery sales of $65 billion in 2001 topped Kroger's sales of $50 billion, making it the largest grocery retailer in the country. Source: Supermarket News and USA Today.

Wal*Mart Growth in Supermarket Sales Wal*Mart's supermarket and pharmacy-related sales growth is expected to increase more than 5x faster than other industry participants' sales Source: Goldman Sachs; September 25, 2002. Growth in Sales (Percentage)

Wal*Mart Pricing Advantage Supermarket Related Sales On a sample shopping trip, Wal*Mart's supercenter prices registered 22% below the market average Source: Goldman Sachs; September 25, 2002. Avg. Premium to Wal*Mart Prices

Wal*Mart Pricing Advantage General Merchandise Sales On a sample shopping trip, Wal*Mart's general merchandise prices registered 28% below the market average Source: Goldman Sachs; September 25, 2002. Avg. Premium to Wal*Mart Prices Beauty

Growth in Retail Supply (Per Capita) v. Retail Sales (Per Capita) Index 1982 = 100 2001 Over the last 20 years, retail sales per capita has grown at a higher rate than retail square feet per capita Source: Economy.com, Portfolio & Property Research.

Source: Economy.com, Portfolio & Property Research. Based on the growth of retail sales per square foot, the utility of additional retail space is increasing at a similar rate Growth in Retail Supply (Per Capita) v. Retail Sales (Per SF) Index 1982 = 100 2001

Portfolio Overview Section III

Reliance on Major Tenants (1) (Owned and Unowned Locations as of 9/30/02) Tenant Total Units Total SF (Millions) Owned Units Non -Owned Units (1) Includes tenants in Service Merchandise portfolio. 1. Wal-Mart/Sam's 53 6.675 24 29 2. Target/Mervyn's 20 2.295 5 15 3. Kmart(2) 21 1.827 18 3 4. Home Depot 18 1.737 6 12 5. T.J. Maxx/Marshall's 49 1.487 49 0 6. Kohl's 15 1.266 14 1 7. Lowe's Home Improvement 8 1.053 5 3 8. Bed Bath & Beyond 32 0.909 32 0 9. Best Buy/Musicland 25 0.844 24 1 10. Toys "R" Us 22 0.832 17 5 11. OfficeMax 33 0.794 33 0 12. JC Penney/Eckards 22 0.685 22 0 13. Kroger 11 0.679 9 2 14. Beall's 10 0.651 10 0 15. PetsMart 27 0.627 27 0 16. Costco 4 0.566 0 4 17. Michael's 25 0.547 25 0 18. Gap/Old Navy/Banana Rep. 32 0.528 32 0 19. Circuit City 15 0.493 14 1 20. AMC Theatre 6 0.469 5 1 (2) As of 11/1/02.

Reliance on Major Tenants(1) As of 9/30/02 (Owned shopping center GLA only) (1) Based on actual pro rata ownership of real estate assets. Also includes tenants in Service Merchandise portfolio. Tenant Units Percent of Total Credit Ratings Total Base Rent (millions) Wal-Mart/Sam's Club 24 $12.0 4.1% AA/Aa2 Kohl's 14 $8.1 2.8% A-/A3 Bed Bath & Beyond 32 $7.2 2.5% BBB-/NR T.J. Maxx/Marshall's 49 $7.0 2.4% A1/A3 Best Buy/Musicland Group 24 $6.5 2.2% BBB-/Baa3 OfficeMax 33 $6.4 2.2% NR/NR AMC Theater 5 $5.9 2.0% B/B3 Kmart(2) 18 $5.8 1.9% NR/Ca PetsMart 27 $5.1 1.7% BB/Ba2 Gap/Old Navy/Banana Rep. 32 $4.9 1.7% B+/Ba3 Barnes & Noble 34 $4.8 1.7% BB/Ba2 Lowe's Home Improvement 5 $4.6 1.6% A/A3 Toys "R" Us 17 $3.9 1.3% BBB/Baa3 Michael's 25 $3.4 1.2% BB/Ba2 Home Depot 6 $3.2 1.1% AA/AA3 Cinemark Theatre 6 $3.2 1.1% BB-/B2 Ross Stores 16 $3.0 1.0% BBB/NR Kroger 9 $2.9 1.0% BBB-/Baa3 Linens 'N Things 9 $2.9 1.0% NR/NR Famous Footwear 27 $2.8 1.0% NR/NR Subtotal 413 $103.35 35.5% (2) As of 11/1/02.

Average Annualized Base Rental Rates (as of 3Q02) Shop Space Total Portfolio $15.00 $10.47

Historical Occupancy Rates DDR has averaged nearly 96% occupancy since 1987

Service Merchandise (as of 3Q02) DDR (25%) $19.8 Klaff Realty (12.5%) 9.9 Lubert Adler (62.5%) 49.4 Total Capital $79.1 Actual Debt $78.9 Anticipated Debt 77.0 Total Debt & Equity $235.0 Capital Structure Fees to DDR Management Development Leasing Disposition Fee Interests Sold, Leases Assigned, Direct Leases and Subleases 122 Leases Expired or Rejected 68 Vacant or Partially Leased 85 Portfolio Major Tenants Value City Furniture DSW Shoe Warehouse TJ Maxx/Marshalls Bed Bath & Beyond Dollar Tree PetsMart Best Buy Circuit City A.C. Moore

Development Overview Section V

Minimum 11% unleveraged cash on cost return hurdle rate Minimum 65% pre-leasing before any capital committed Focus on major metropolitan markets across the U.S. Development Portfolio

Development Portfolio • Long Beach, CA (The Pike at Rainbow Harbor) • Long Beach, CA (CityPlace) • Coon Rapids (M'polis), MN (Inner Quadrant) • Coon Rapids (M'polis), MN (Outer Ring) • Jefferson Cty. (St. Louis), MO • Austin, TX • Riverdale (Salt Lake City), UT (East Phase) Pipeline & Under Development Future Development • Denver, CO • Jupiter, FL • Mt. Laurel, NJ • Tinton Falls, NJ • Pittsburgh, PA

Development Delivery Schedule (as of 3Q02) Joint Venture Period Wholly Owned (Actual Pro Rata Ownership) (1) Total As of 12/31/01 $38.5 $16.8 $55.3 1Q02 $0.0 $4.7 $4.7 2Q02 $2.3 $2.6 $4.9 3Q02 $2.8 $5.0 $7.8 4Q02 $9.7 $8.4 $18.1 During 2003 $185.4 $25.9 $211.3 Total $238.7 $63.4 $302.1 (1) Total JV deliveries totaled $41.7 as of 12/31/01, $9.3 in 1Q02, $5.3 in 2Q02, $16.9 in 3Q02, and are anticipated to total $31.3 in 4Q02 and $86.4 in 2003. Assets Placed in Service (Millions)

Development Funding Schedule (as of 3Q02) Wholly Joint Venture Period Owned (Actual Pro Rata Ownership)(1) Total Funded as of 9/30/02 $125.5 $18.1 $143.6 Projected Net Funding $11.9 $1.3 $13.2 During Remainder 2002 Projected Net Funding $101.3 $2.3 $103.6 Thereafter Total $238.7 $21.7 $260.4 (1) Total JV fundings were $140.8 as of 3Q02 and are anticipated to be $13.4 for the remainder of 2002 and $36.7 in 2003.

Expansion/Redevelopment Opportunities Generates internal growth from the Company's core portfolio Historical unleveraged cash returns exceed 15% Identified 77 opportunities within wholly-owned portfolio Project status as of 3Q02 9 Projects completed YTD 10 Projects currently under construction 5 Projects expected to commence construction

DDR/JDN Merger Overview Section VI

Company Features (1) Pro forma year-end 2002. (1) Pro forma year-end 2002. (2) Includes properties owned and managed. Does not include DDR's 39 industrial and office properties. (3) Includes managed properties and unowned anchors at company-owned shopping centers. DDR JDN(1) DDR (Pro Forma) Total Market Cap (Billions) $3.9 $1.1 $5.0 (2) Number of Retail Operating Properties (3) 309 81 390 GLA (MSF) (4) 60.4 14.6 75.0 Number of States 43 15 44

Enhanced National Presence (Pro Forma Portfolio) Existing Properties Multiple Center Markets Service Merchandise Properties Multiple Services Merchandise New Developments Managed Properties Operating Properties Development Properties DDR JDN

Strengthens leasing relationships with leading retailers and maximizes operating efficiency. Enhanced National Presence (Pro Forma Portfolio) Less than 500,000 SF 500,000 - 1.0 MSF +1.0 - 2.0 MSF +2.0 MSF GLA under Management by State 8.8 msf (11.1%) 7.5 msf (9.5%) 6.8 msf (8.6%) 4.8 msf (6.1%) 3.3 msf (4.1%) 3.1 msf (4.0%) 3.1 msf (3.9%) 2.9 msf (3.6%) 2.7 msf (3.4%) 2.6 msf (3.3%) 2.3 msf (2.9%) 2.3 msf (2.9%) 2.3 msf (2.8%) 2.2 msf (2.8%) 2.1 msf (2.6%) 2.0 msf (2.5%) 79 MSF / 44 States

Traffic Generating Anchors(1) 75% of DDR assets and approximately 55% of JDN assets have either a discount or traditional department store 50% of DDR assets and approximately 40% of JDN assets have a grocery component 40% of DDR assets and over 20% of JDN assets have both a home improvement store and a discount or traditional department store Over 45% of DDR revenues and over 60% of JDN revenues are generated by short term leases to specialty store tenants (1)Includes unowned anchors

Highly Accretive Use of DDR Stock Overall capitalization rate of 9.8%, or 10.6% after adjusting for the impact of non-income producing land assets Estimated annual accretion of 5% reflects dilutive impact of land assets Further accretion potential as development is completed and pipeline is built out However, anticipated sales of certain non-core retail assets will dilute total accretion

Land and Development Portfolios Provide Future Upside DDR uniquely qualified to incorporate JDN's development portfolio into its existing operations Properties currently under development create embedded growth DDR's strong tenant relationships will enhance the profitability of the development pipeline Potential sale of land and outparcel portfolio, comprised of over 600 acres, provides additional opportunity to raise capital accretively

Development Portfolio DDR JDN DDR (Pro Forma) Properties Under Development Number 7 21 28 GLA (MSF) 3.0 6.8 9.8 Development Pipeline Number 5 17 22 GLA (MSF) 2.7 2.9 5.6

JDN has 21 development projects currently under construction Total GLA is 6.8 MSF. Total owned GLA is 3.2 MSF, of which over 1.8 MSF is open and operating Total cost to complete as of 2Q02 was $97MM, estimated to be reduced to approximately $35MM by year-end 2002 Over 80% pre-leased Estimated annual NOI of approximately $35MM JDN has 17 pipeline development projects Total GLA is approximately 3.0 MSF Total project cost is approximately $220MM Estimated annual NOI of approximately $25MM JDN Development Portfolio

DDR has 7 development projects currently under construction Total GLA is 3.0 MSF. Total owned GLA is approximately 1.7 MSF, of which approximately 800,000 square feet is open and operating Total cost to DDR to complete as of 3Q02 was estimated to be approximately $117MM DDR has 5 pipeline development projects Total GLA is approximately 2.7 MSF Total estimated project cost of approximately $180MM DDR Development Portfolio

Leverages Existing Platform Broadens DDR's existing relationships with the nation's leading retailers, particularly Wal*Mart, Sam's Club, Lowe's Home Improvement, Kohl's and TJX DDR's top 10 tenants comprise nearly 30% of JDN's GLA and 20% of JDN's revenue base Maintains a geographically diverse portfolio, with centers located across 44 states

1. Ohio 13.7% 3.0% 11.1% 2. Georgia 2.1 33.1 9.5 3. Florida 9.1 7.2 8.6 4. Texas 6.5 4.8 6.1 5. South Carolina 4.9 1.9 4.1 6. Michigan 4.1 3.5 4.0 7. California 5.2 --- 3.9 8. North Carolina 3.5 4.1 3.6 9. Minnesota 4.5 --- 3.4 10. Utah 4.4 --- 3.3 Total 57.9% 57.4% 57.7% Geographic Distribution by % of Portfolio GLA (1) State DDR JDN Pro Forma (1) Total square feet under management. Assumes 100% ownership of joint venture assets.

1. Wal*Mart/Sam's Club 4.1% 4.8% 4.3% 2. Lowe's Home 1.6 12.1 4.1 Improvement 3. Kohl's 2.8 3.9 3.1 4. T.J Maxx/Marshall's 2.4 2.8 2.5 5. Best Buy/Musicland 2.2 1.5 2.0 6. OfficeMax 2.2 1.4 2.0 7. Kmart 1.8 1.9 2.0 8. PetsMart 1.7 2.4 1.9 9. Bed Bath & Beyond 2.5 --- 1.9 10. AMC Theatre 2.0 --- 1.5 Total 23.3% 30.8% 25.2% State DDR JDN Pro Forma Major Tenants by % of Base Revenues (1) (1) Based on pro rata share of joint venture assets.

Pro Forma Major Tenants (Owned and Unowned Locations) 1. Wal-Mart/Sam's 87 12.2 30 57 2. Lowe's Home Improvement 33 3.8 19 14 3. Target/Mervyn's 25 2.9 5 20 4. Home Depot 23 2.3 6 17 5. Kmart 26 2.3 22 4 6. Kohl's 24 2.0 23 1 7. T.J. Maxx/Marshall's 58 1.9 58 0 8. Kroger 19 1.2 16 3 9. Bed Bath & Beyond 36 1.0 36 0 10. Best Buy/Musicland 28 1.0 27 1 Tenant Total Units Total SF (Millions) Owned Units Non -Owned Units

Improves Industry Position Transaction represents an excellent fit of core assets for DDR, plus a pipeline of development opportunities where DDR can use its core skills to add value on an ongoing basis Strengthens DDR's position as the nation's leading owner, operator and developer of market-dominant community shopping centers Increases DDR's market capitalization by over 35% to $5 billion Creates the largest shopping center REIT by market capitalization and by GLA under management

DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger between DDR and JDN. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE MERGER. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 East Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252. DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR's 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN's 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available. Additional Information Concerning the Merger and Where You Can Find It

Case Study: HomePlace Retenanting Received 630,000 sf in 12 twelve locations in April and July of 2001 By year-end 2001, DDR had nearly 550,000 sf leased or under LOI, representing the recapture of 100% of the HomePlace rent DDR has consistently demonstrated its ability to quickly and profitably re-tenant space left from bankrupt tenants

HomePlace Retenanting Center New Tenants % Increase in Rent Months to Re-lease (1) (1) From lease rejection date to final lease execution. Letters of intent are typically signed 30 to 90 days prior to lease execution. Phoenix, AZ Ashley's Furniture 2 82% Denver, CO Cost Plus 5 68% Loehmann's Furniture 7 Maple Grove, MN Bed Bath & Beyond - 0 - 44% Michael's 2 Canton, OH HHGregg - 0 - 38% Arhaus 8 Portland, OR Famous Footwear 5 27% Linens N' Things 6 N. Olmsted, OH Bed Bath & Beyond - 0 - 24% Pier One 5 St. Louis, MO Bed Bath & Beyond - 0 - 21% David's Bridal 8 Atlanta, GA Sports Authority 9 14% Eagan, MN Bed Bath & Beyond - 0 - 7% PetsMart 10 San Antonio, TX OfficeMax 9 4% Marietta, GA Ross Dress 6 (7%) Columbus, OH Michael's 8 (10%)